Exhibit 99.1

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Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

July 4, 2018

Fresenius Medical Care successfully places €500 million Euro notes

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today successfully placed notes with an aggregate principal amount of €500 million. The notes have a maturity of 7 years and an annual coupon of 1.5%. The issue price is 99.704% and the resulting yield amounts to 1.545%.

The transaction was very well received by investors and substantially oversubscribed. The proceeds will be used for general corporate purposes, including the refinancing of upcoming maturities.

This is the first issuance of the company since it was upgraded to Investment Grade by the three leading rating agencies Standard & Poor’s, Moody’s and Fitch. The notes were drawn under the newly established European Medium Term Note (EMTN) Program by Fresenius Medical AG & Co. KGaA. The program allows for standardized issuances of notes in various currencies and maturities.

Fresenius Medical Care has applied to the Luxembourg Stock Exchange to admit the notes to trading on its regulated market.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,790 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 322,253 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan, or the United States of America (the “United States”) or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein have not been and will not be registered under U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

This announcement is an advertisement and not a prospectus. Investors should not purchase or subscribe for any securities referred to in this announcement except on the basis of information in the prospectus issued by the company in connection with the offering of such securities. Copies of the prospectus are available free of charge from Fresenius Medical Care AG & Co. KGaA at Else-Kröner Strasse 1, 61352 Bad Homburg, Germany.

This announcement has been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (2003/71/EC), as amended (each, a Relevant Member State) will be made pursuant the prospectus prepared by Fresenius Medical Care AG & Co. KGaA or pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of securities. Fresenius Medical Care AG & Co. KGaA has not authorized, nor does it authorize, the making of any offer of securities in circumstances in which an obligation arises for Fresenius Medical Care AG & Co. KGaA or any other person to publish or supplement a prospectus for such offer.

This announcement is directed at and/or for distribution in the United Kingdom only to (i) persons who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities falling within article 49(2)(a) to (d) of the Order (all such persons are referred to herein as “relevant persons”). This announcement is directed only at relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. This announcement contains forward-looking statements that are subject to various risks and uncertainties. Future results could differ materially from those described in these forward-looking statements due to certain factors, e.g. changes in business, economic and competitive conditions, regulatory reforms, results of clinical trials, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this announcement.